UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer **microsurgeonbot Inc.**

Legal status of issuer

    Form
    C Corp

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 22, 2017

Physical address of issuer 2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064

Website of issuer http://msb.ai

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$385,246	$97,888
Cash & Cash Equivalents	$51,592	$81,980
Accounts Receivable	$275,000	$0
Current Liabilities	$4,697	$5,000
Long-term Debt (SAFE)	$15,531	$15,000
Revenues/Sales	$1,696,842	$720,000
Cost of Goods Sold	$203,345	$216,038
Taxes Paid	$0.00	$0.00
Net Income	$12,089	-$424,966

Jun 28, 2023   ^1

FORM C-AR

microsurgeonbot Inc. (doing business as MSBAI)

ANNUAL REPORT

2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064

http://msb.ai

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C AR) is being furnished by **microsurgeonbot Inc.**, a Delaware Corporation (the "Company," or "MSBAI" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is Jun 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove

incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The information available on or through our website is not a part of this Form C-AR.

The Business

MSBAI, also known as Microsurgeonbot Inc., is an AI-driven business that specializes in developing and implementing advanced software solutions. The company's flagship product, GURU, is an autonomous system designed to streamline expert workflows in software engineering. By leveraging artificial intelligence and cognitive computing, GURU enables rapid setup of models, simulations, analysis, visualizations, and virtual worlds.

Established in 2017, MSBAI has a rich history in high-performance computing, engineering software, and AI. The company has made significant strides in the industry, earning recognition and securing partnerships with prestigious organizations such as the Air Force, Space Force, Department of Energy, and Missile Defense Agency. Through a series of pilot contracts, MSBAI has demonstrated the efficacy of GURU and its ability to revolutionize engineering simulation processes.

The team at MSBAI comprises a highly skilled and diverse group of professionals, including artificial intelligence specialists, front-end and back-end developers, cloud computing experts, and application domain specialists. Leveraging their collective expertise, the team has successfully addressed the challenges inherent in modeling, simulation, analysis, and visualization tasks. GURU was developed to bridge the gap between humans and computers, reducing the learning curve associated with software packages and significantly decreasing project setup time from months to minutes.

The applications of GURU span across various domains, including CAD and asset geometry creation in free CAD and Blender, computational fluid dynamics in OpenFOAM and SU2, trajectory simulation in Avatar and GMAT, structural design and analysis in Salome Mecca and Code Aster, as well as virtual world building in Houdini and Unreal Engine. This versatility allows MSBAI to cater to a wide range of industries and meet the diverse needs of its clientele.

In terms of the go-to-market strategy, MSBAI has adopted a prudent approach. Rather than focusing on raising additional funds early on, the company has utilized fixed-price pilot contracts to finance the development and enhancement of GURU. This strategy not only demonstrates confidence in the product's capabilities but also generates revenue to sustain further growth. Looking ahead, MSBAI plans to launch the software as a service (SaaS) version of GURU and initiate a subscription-based revenue model, expanding its market reach and solidifying its position as a leading AI solution provider in the engineering software domain.

MSBAI enables you to set up simulations rapidly and efficiently with a 'Universal Interface for simulation' called GURU. Three verticals we focus on are:

1) Computer-aided engineering,

2) Trajectory and mission planning,

3) Virtual world immersive training.

MSBAI has a growing number of clients including the Air Force, DOE, the United States Space Force, and commercial clients.

RISK FACTORS - Risks Related to the Company's Business and Industry

The Risk factors listed in the previous filed form C which are hereby incorporated by reference as part of this filing.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We are reliant on one main type of service. All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. It is possible that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have only demonstrated prototypes for our GURU engineering AI assistant. Delays or cost overruns in the development of our GURU engineering AI assistant and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in completing commercial platform development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history. The Company has a short history and few customers. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. microsurgeonbot Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. We have very few employees and only one office and director who is the same person. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on microsurgeonbot Inc. (dba MSBAI) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on microsurgeonbot Inc. (could harm our reputation and materially negatively impact our financial condition and business.

No Sarbanes-Oxley compliance and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Cryptocurrency.

We accept cryptocurrency for some of our services. Our business may be exposed to risks associated with the volatility and unpredictability of cryptocurrency markets. The value of cryptocurrencies, including Bitcoin and others, can fluctuate significantly within short periods of time. Such volatility may negatively impact the value of our holdings, financial performance, and ability to generate profits. The lack of regulation, potential market manipulation, and regulatory changes related to cryptocurrencies may further exacerbate these risks. Cryptocurrencies are susceptible to various security risks, including hacking, theft, and unauthorized access to digital wallets or cryptocurrency exchanges. Despite implementing security measures, there is a risk that our digital assets or the assets of our customers could be compromised, leading to financial losses and reputational damage. The regulatory landscape surrounding cryptocurrencies is evolving and subject to changes. Governmental authorities may introduce new regulations, impose restrictions, or prohibit the use of cryptocurrencies altogether. Compliance with existing and future regulatory requirements may be challenging, time-consuming, and expensive. Failure to comply could result in penalties, fines, or legal action against our business.

These risk factors are not exhaustive, and additional risks not presently known or considered immaterial may also impair our business operations, financial condition, and results of operations. Investors should carefully consider these risks, as well as other information presented in this financial statement, before making any investment decisions."

BUSINESS

Description of the Business, Business Plan, History of the Business
MSBAI, the dba for Microsurgeonbot Inc., develops GURU: an Autonomous system that Drives expert workflows in Software — Enabling the set up models, simulations, analysis, visualizations, & virtual worlds quickly.

GURU is a cognitive AI assistant built to be an AI layer between human and computer for engineering simulation, and has already been selected by the Air Force, Space Force, Department of Energy, Missile Defense Agency, and commercial clients in a series of pilot contracts.

Launched in 2017, MSBAI is an expert in High Performance Computing (HPC), engineering software, and AI. Selected for the Air Force Techstars 2020 cohort and the 2022 Ogden Catalyst Accelerator, MSBAI has a strong technology, market presence, and is well-positioned for rapid expansion.

At MSBAI we assembled a highly qualified team Of Artificial Intelligence specialists, front-end, back-end, cloud developers, and application domain specialists. Modeling, simulation, analysis, and visualization is difficult; because it often takes months to learn one software package — and there are many of them. It can take hours to set up one new project. We developed GURU to autonomously Drive Expert workflows in software — Reducing the time down to minutes.

Diverse applications….from CAD and asset geometry creation in free cad and blender; CFD in open foam and SU2; Trajectory simulation in avatar and GMAT; structural design and analysis in Salome Mecca and code Aster; and virtual world building in Houdini and Unreal Engine.

Go-to-Market Strategy: As a strategy rather than raising more funds early, we have used fixed-price pilot contracts to fund the development and upgrades to GURU. This year we plan to launch the SaaS release of GURU, and begin taking subscription revenue.

Products and/or Services

Customer	$ in thousands	Task	*Dates*
US Air Force	50	Support Air Force digital engineering transformation	Summer 2020 (3 mo contract)
US Air Force	1,000	Reducing hypersonic CFD setup time	September 2021 (24 mo contract)
US Air Force	750	Reducing hypersonic threat trajectory setup time	March 2021 (18 mo contract)
DOE	200	Reducing multiphysics simulation setup time	June 2022 (6 mo contract)
Private client	1,800	Autonomous financial analysis & trading	July 2021, Sept 2022 (30 mo contract)
US Space Force	250	Reducing orbital space flight mission design simulation setup time	Aug 2022 (3 mo contract)
US Space Force	75	Enabling USSF teams to collaborate supporting digital transformation	Signed Oct 2022 (3 mo contract)

Competition

GURU has many contenders in the market, from consultants such as Upwork and Jacobs, Robotic Process Automation (RPA) such as UiPath and IBM, to generative players like OpenAI and Stability.ai, and plugins available from AutoDesk Fusion 360. Hiring contractors and expert users to perform the work in software that tends to be built as walled gardens that prohibit integration is mostly not scalable. RPA, one of the closer competitors, is not very scalable because of how laborious it is to record new workflows, and their limited flexibility - meaning, any variation in the work requires recording a new workflow. Generative AI 'hallucinates' (meaning the quality of results is not assured) solutions have content that sometimes violates IP and copyright laws and there are numerous security issues. Plugins limit integration. GURU drives its software natively, it does so autonomously, following proven practices.

Intellectual Property

Serial #	Goods/Services	Mark	File Date	Registration Date	Country
8877149	Class 042	GURU	2019-08-13	2020-10-13	USA

Trademarks

Governmental/Regulatory Approval and Compliance

The Company is not dependent on special regulatory approvals:

Security Clearances: 10% of our staff are occupied in doing any kind of work requiring clearances

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company has the following additional addresses: None.

The Company has employees or subcontractors in Illinois, Wisconsin, Colorado, Kansas, Tennessee, Texas, California, Massachusetts, Connecticut, Rhode Island, and Maine.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Allan Grosvenor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO
1/18/2017 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur
Sales and Marketing Leader

Education
Carleton University
Masters in Aerospace Engineering
Bachelors in Mechanical Engineering

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Allan Grosvenor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO
Secretary and acting CFO
1/18/2017 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur
Sales and Marketing Leader

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court

of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
4 and approximately 36 subcontractors

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding / Authorized	2,386,629 / 10,000,000
Voting Rights - One vote per share	Yes
Anti-Dilution Rights	No
Par Value per share	$0.00001

Type of security	Option Pool
Amount outstanding / Authorized	400,000 / 2,000,000
Voting Rights	Yes
Anti-Dilution Rights	[Partial]
Par Value per share	$0.00001

Type of security	SAFE
Amount outstanding	$10,000
Voting Rights	No
Anti-Dilution Rights	Yes, $8,000,000 valuation CAP
Notes: No Interest or discount	

Type of Equity	CF offering, Class B Non Voting Stock
Name of creditor	Regulation CF Investors
Shares outstanding	694,147
Amount raised	$826,303.88
Valuation	$5.98M
Number of Shareholders	967
Price	$1.36
Voting Rights	No
Describe any collateral or security	None
Other material terms	See the CF filings incorporated herein by reference.

Previous Offerings

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $40.00
  Number of Securities Sold: 4,000,000 Outstanding 2,000,000*
  Use of proceeds: This made the cofounder Restricted Stock Purchase Agreement official.
  Date: August 22, 2017
  Offering exemption relied upon: Rule 144, Regulation A
  * Two million shares previously issued to Martin Conlon and subject to a Repurchase Option were bought by the company under the terms of the Restricted Stock Purchase Agreement between Mr. Conlon and the Company.

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Business Operations
  Date: October 14, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Option pool - 2,000,000

Type of security sold: Option
Final amount sold: $4.00
Number of Securities Sold: $400,000
Use of proceeds: Equity for advisors
Date: December 31, 2018
Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 386,629
  Use of proceeds: Operations of the business
  Date: February 14, 2020
  Offering exemption relied upon: Reg D

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Business Operations
  Date: February 14, 2020
  Offering exemption relied upon: Reg D

- **Name:** CF offering
  Type of security sold: Series B Non-voting Shares
  Final amount sold: $879,027
  Number of Securities Sold: 646,344
  Shareholders: 947
  Use of proceeds: Operations of the business
  Date: Various '19-21 dates
  Offering exemption relied upon: Reg CF

Ownership

Allan Grosvenor is the majority owner of the Company:

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Allan Grosvenor	65.9%

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Allan Grosvenor
Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 65.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operating Results – 2022 Compared to 2021

Description of results of operations:

Revenues. The company generated $1,971,655 in net revenues in 2022 compared to $720,000 in 2021. The 174% increase in net revenue is a result of a combination of new customers as well as contract wins from existing customers.

Cost of revenue and Expenses.
- General and administrative expenses increased to $1,375,616 in 2022 from $681,568 in 2021. The increase in general and administrative expense of 102% was in line with the overall increase in sales. General and administrative expense consists primarily of contract and employee labor, software tools and applications, and professional fees and expenses.

- Sales and marketing expense decreased to $67,957 in 2022 from $84,300 in 2021, a 19% decrease.

- The Company incurred research and development costs of $237,067 in 2022 compared to $163,061 in research and development costs incurred in 2021. The company generally expects research and development cost to increase as it scales revenue and continues to develop products.

- The company's total operating expenses increased to $1,680,821 in 2022 from $928,928 in 2021 to. The cost of service decreased to $203,345 in 2022 from $216,038 in 2021.

- The company generated net income of $281,827 in 2022 compared to a net loss of $429,966 in 2021.

Historical results and cash flows: The Company had an accumulated deficit of $627,031 and cash and cash equivalents of $51,592 as of December 31, 2022.

The following summarizes selected items of the cash flow statements.

Operating Activities As of December 31, 2022, the company generated cash from operating activities in the amount of $21,771 compared to cash used in operating activities of $433,966 in 2021. Cash provided from operating activities was higher in 2022 than 2021 due to increased sales.

Financing Activities As of December 31, 2022 the company generated no cash from financing activities because it generated positive cash from operations. In 2021 the company generated $516,192 in cash from financing from the conclusion of its equity crowdfunding.

Liquidity and Capital Resources   As of December 31, 2022, the Company had $51,592 in cash and cash equivalents and no short-term debt obligations or accounts payable.

Capital Expenditures and Other Obligations   The Company intends to make significant purchases of computer equipment in the normal course of operations.

Material Changes and Other Information
None.

Trends and Uncertainties   The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Debt

Creditor: Acharya Enterprises, LLC

Amount Owed: $10,000.00

Interest Rate: 0.0%
On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2022, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent,   stepparent,   grandparent,   spouse   or   spousal   equivalent,   sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Creditor: TECHSTARS ACCELERATOR INVESTMENTS LLC

Amount Owed: $300,000.00

Convertible:

Terms: See previous filings

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of December 31, 2022, the Company has receivables from its founder and the major shareholder, Allan Grosvenor, in the amount of $5,000. The amount was used for repayment of a business loan to a former co-founder.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not generally failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past although this report is being filed late.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Allan Grosvenor
(Signature)

Allan Grosvenor
(Name)

Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Allan Grosvenor
(Signature)

Allan Grosvenor
(Name)

Founder
(Title)

Jul 20, 2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Allan Grosvenor , being the founder of microsurgeonbot Inc a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.

/s/Allan Grosvenor
(Signature)

Allan Grosvenor
(Name)

Founder
(Title)

Jul 20, 2023
(Date)

EXHIBITS

Exhibit A Financial Statements

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND 2021

(Unaudited)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Microsurgeonbot Inc.

Los Angeles, California

We have reviewed the accompanying financial statements of Microsurgeonbot Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

March 20, 2023

Los Angeles, California

MICROSURGEONBOT INC.

BALANCE **S**HEET

(UNAUDITED**)**

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	51,592	$	81,890
Accounts Receivable		275,000		-
Due from related parties		5,000		-
Total current assets		**331,592**		**81,890**
Intangible Assets		45,561		15,998
Property and Equipment, net		8,093		-
Total assets	$	**385,246**	$	**97,888**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	5,000
Tax Payable		4,697		-
Total current liabilities		**4,697**		**5,000**
Simple Agreement for Future Equity (SAFEs)		10,833		10,000
Convertible Notes		100,000		100,000
Accrued Interest on Convertible Notes		14,397		9,397
Total liabilities		**129,928**		**124,397**
STOCKHOLDERS' EQUITY				
Common Stock		24		24
Class B Non-Voting		6		6
Additional Paid in Capital		952,431		952,431
Equity issuance costs		(70,112)		(70,112)
Retained earnings/(Accumulated Deficit)		(627,031)		(908,858)
Total stockholders' equity		**255,318**		**(26,509)**
Total liabilities and stockholders' equity	$	**385,246**	$	**97,888**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	1,971,655	$	720,000
Cost of service		203,607		216,038
Gross profit		1,768,048		503,962
Operating expenses				
General and administrative		1,375,616		681,568
Sales and marketing		67,957		84,300
Research and Development		237,065		163,061
Total operating expenses		1,680,638		928,928
Operating income/(loss)		87,410		(424,966)
Interest expense		5,000		5,000
Other Loss/(Income)		(204,114)		-
Income/(Loss) before provision for income taxes		286,524		(429,966)
Provision/(Benefit) for income taxes		4,697		-
Net income/(Net Loss)	$	281,827	$	(429,966)

See accompanying notes to financial statements.

MICROSURGEONBOT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock Class A Shares	Common Stock Class A Amount	Non Voting Class B Common Stock Shares	Non Voting Class B Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2020	**2,386,629**	**$ 24**	**253,891**	**$ 3**	**$ 436,272**	**$ (70,112)**	**$ (478,892)**	**(112,705)**
Stock-based Compensation					0			**0**
Issuance of stock	-	-	440,256	4	516,159			**516,163**
Net income/(loss)							(429,967)	**(429,967)**
Balance—December 31, 2021	**2,386,629**	**$ 24**	**694,147**	**$ 6**	**$ 952,431**	**$ (70,112)**	**$ (908,859)**	**$ (26,509)**
Stock-based Compensation					0			**0**
Net income/(loss)	-	-	-	-	-	-	281,827	**281,827**
Balance—December 31, 2022	**2,386,629**	**$ 24**	**694,147**	**$ 6**	**$ 952,431**	**$ (70,112)**	**$ (627,032)**	**$ 255,318**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 281,827	$ (424,966)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	12,390	4,000
Depreciation of equipment	2,023	
Stock-based Compensation	0	0
Change in Fair Value of SAFEs	833	
Changes in operating assets and liabilities:		
Accounts Receivable	(275,000)	
Accounts payable	(5,000)	(13,000)
Due from Related Parties	(5,000)	
Accrued Interest on Convertible Notes	5,000	5,000
Tax Payable	4,697	
Net cash provided/(used) by operating activities	**21,771**	**(433,966)**
Net cash provided/(used) in investing activities		
Purchases of Intangible Assets	(41,953)	(19,998)
Purchase of equipment	(10,116)	
Net cash provided/(used) in investing activities	**(52,069)**	**(19,998)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Stock	-	516,162
Net cash provided/(used) by financing activities	**-**	**516,162**
Change in cash	(30,298)	62,198
Cash, cash equivalents, and restricted cash—beginning of year	81,890	19,692
Cash, cash equivalents, and restricted cash—end of year	**$ 51,592**	**$ 81,890**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Microsurgeonbot Inc. was incorporated on May 22, 2017 ("Inception") in the State of Delaware. The financial statements of Microsurgeonbot Inc, (which may be referred to as the "Company", "we," "us," or "our") are

30

prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before, to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness and make a radical scaling up of the implementation of energy efficiency measures more feasible.

2.   summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash

flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its server development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Microsurgeonbot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised

in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from its software subscription services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $67,957 and $84,300, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 10,116	$ -
Property and Equipment, at Cost	10,116	-
Accumulated depreciation	(2,023)	-
Property and Equipment, Net	$ 8,093	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $2,033 and $0, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Server development cost	$ 61,951	$ 19,998
Intangible assets, at cost	61,951	19,998
Accumulated amortization	(16,390)	(4,000)
Intangible assets, Net	$ 45,561	$ 15,998

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $12,390 and $4,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	(12,390)
2024	(12,390)
2025	(12,390)
2026	(8,391)
Thereafter	-
Total	$ (45,561)

5. CAPITALIZATION and equity transactions

Common Stock Class A

We have authorized the issuance of 10,000,000 shares of our Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 2,386,629 shares of Common Shares class A have been issued and are outstanding.

Non-Voting Common Stock Class B

We have authorized the issuance of 1,000,000 shares of our Non-Voting Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 694,147 shares of Common Shares class B have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the

Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	400,000	$ 0.00	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	400,000	$ 0.00	7.80
Exercisable Options at December 31, 2021	326,041	$ 0.00	7.80
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	400,000	$ 0.00	6.80
Exercisable Options at December 31, 2022	353,125	$ 0.00	6.80

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $0.19 and $0.43, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	625,000	$ 0.00	-
Granted	-		
Vested	(375,000)		
Forfeited	-		-
Outstanding at December 31, 2021	250,000	$ 0.00	5.64
Granted	-	$ 0.00	
Vested	(250,000)	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	-	$ 0.00	4.64

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 was $0.

7. DEBT

Convertible SAFEs Notes

On October 14, 2019, the Company issued a SAFE to Acharya Enterprises LLC in the amount of $10,000.

					As of Year Ended December 31,	
SAFE(s)	**Principal Amount**	**Borrowing Period**	**Valuation Cap**	**Discount**	**2022**	**2021**
Safe 2019	$ 10,000	Fiscal Year 2019	$ 8,000,000	0%	$ 10,000	$ 10,000
Change in Fair Value					$ 833	
Total SAFE(s)	**$ 10,000**				**$ 10,833**	**$ 10,000**

The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2022, the SAFE has not yet converted to equity. All notes have been classified as non-current liability rather than equity, although it has an equity component. The Simple Agreement for Future Equity (SAFE) has undergone a valuation process resulting in a fair value assessment of $10,833.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible -Techstars Accelerator Investments LLC	$ 100,000	5.00%	02/14/2020	10/14/2022	5,000	14,397	100,000	-	114,397	5,000	9,397	100,000	$ -	109,397
Total	$ 100,000				$ 5,000	$ 14,397	$ 100,000	$ -	$ 114,397	$ 5,000	$ 9,397	$ 100,000	$ -	$ 109,397

The convertible notes are convertible into common shares at a conversion price. The conversion price equal to the lesser of (i) the Discount Rate of the price paid per share for such shares by the Investors, or (ii) the price (the "Cap Conversion Price") equal to the quotient of the Valuation Cap divided by the total number of outstanding shares of the Company immediately prior to the Qualified Financing calculated on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. Income Taxes

Income tax expense (benefit) from continuing operations was as follows:

Current:			
Federal, state, and local	$		4,697
Foreign	$		-
Total	$		4,697
Deferred			
Federal, state, and local	$		-
Foreign	$		-
Total non-current expense (benefit)	$		-
Total	$		4,697

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$	-
Total	$	-

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	-
Net current deferred tax asset	$	-

Since the Company has positive income and it expects to continue operating positively, no valuation allowance has been applied against deferred tax assets

9.   Related Party

As of December 31, 2022, the Company has receivables from its founder and the major shareholder, Allan Grosvenor, in the amount of $5,000. The amount was used for repayment of business loan to former co-founder.

In 2022 and 2021, the company compensated Allan Grosvenor with $258,354 (including a salary of $216,354) and $108,137, respectively.

10.   Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through March 20, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.